SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Prana Biotechnology Provides Additional Comment on PBT2 in Response to Recent Press Coverage and Share Price Activity

Prana Biotechnology Provides Additional Comment on PBT2
in Response to Recent Press Coverage and Share Price Activity

Melbourne, Australia - July 24, 2006 - Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT) wishes to provide the following additional information in response to the extensive media coverage and public interest that has arisen from the recent release of encouraging results from testing of its lead compound, PBT2.

On July 19, 2006, Professor Ashley Bush, MD, PhD, of the Mental Health Research Institute of Victoria (Australia) and co-founding scientist of Prana Biotechnology, presented data at the 10th International Conference on Alzheimer’s Disease (ICAD) in Madrid demonstrating that in mouse models PBT2:

•	improved memory performance within five (5) days of oral dosing,
•	rapidly reduced the levels of soluble beta-amyloid (“Abeta”) in the brain, and
•	restored normal function to Abeta impaired synapses.

PBT2 is a new generation MPAC (Metal Protein Attenuating Compound) specifically designed by Prana Biotechnology’s internal chemistry department to target beta-amyloid, which is believed to be the protein involved in the formation of plaques in the brain that cause Alzheimer’s disease.

The recent results are highly encouraging with rodent studies of PBT2, showing that brain concentration of PBT2 is about 50-fold greater than PBT1 (clioquinol) for an IV equivalent dose. PBT1 was found to halt cognitive decline in a previous pilot Phase IIa Alzheimer’s patient study.

During national (Australia) news interviews conducted over the weekend, the Company’s chairman and CEO, Geoffrey Kempler, stressed that safety studies in animals and healthy humans (Phase I single and multiple dose) indicate that PBT2 is well tolerated at doses proposed for Alzheimer’s treatment. However, it will be at least five to six years before a therapeutic could be developed for commercial sale.

On the basis of the encouraging results achieved to date, Prana is planning to commence a Phase II double-blind, placebo controlled trial of PBT2 in Alzheimer’s patients in the fourth quarter of this year. If this trial is successful, it may lead to a larger Phase III trial before the Company may apply for regulatory approval for registration of a therapeutic.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neuro-degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne, The Mental Health Research Institute and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit the Company’s web site at www.pranabio.com.

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Contacts:

Investor Relations	Media Relations
Kathy Price The Global Consulting Group T: 646-284-9430 E: kprice@hfgcg.com	Ivette Almeida The Global Consulting Group T: 646-284-9455 E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By /s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  July 24, 2006